Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporation

(Pursuant to NRS 78.380 – Before Issuance of Stock)

1.	Name of corporation:

Stevia First Corp.

2.	The articles have been amended as follows: (provide article numbers, if available)

On May 4, 2016, the Board of Directors and the holders of a majority of the outstanding common stock voted to:

1.	Change the name of the corporation from Stevia First Corp. to Vitality Biopharma, Inc.:
2.	Increase the authorized common shares of the corporation from 525,000,000 to 1,000,000; and
3.

Exchange 1 share of common stock for each 10 shares of outstanding common stock. On May 4, 2016, the corporation had 105,617,074 shares of common stock outstanding, par value $0.001.  The corporation will have approximately 10,561,708 shares of common stock outstanding, par value $0.001, after the exchange.

These changes will be effective on June 13, 2016.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provision of the articles of incorporation have voted in favor of the amendment is :  50.02%

4.	Effective date and time of filing: (optional)Date:June 13, 2016

5.	Signature:

/s/ Richard McKilligan, Secretary